JEFFERIES EXECUTION SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2015
(Dollars in thousands)

ASSETS

Cash and cash equivalents	$	16,286
Receivable from Jefferies LLC		2,951
Commissions receivable		97
Goodwill		4,221
Intangible assets		757
Other assets		8
Total assets	$	24,320

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Payable to Parent	$	2,481
Accrued expenses and other liabilities		7,166
Total liabilities		9,647

STOCKHOLDER'S EQUITY:

Common stock of $0.05 par value - authorized 20,000,000 shares; issued and outstanding 19,881,383 shares	994
Additional paid-in capital	7,196
Retained earnings	6,483
Total stockholder's equity	14,673
Total liabilities and stockholder's equity $	24,320

The accompanying notes are an integral part of this financial statement.